UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One:)	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: December 31, 2014

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: Not Applicable.

PART I REGISTRANT INFORMATION

Turtle Beach Corporation

Full Name of Registrant

Parametric Sound Corporation

Former Name if Applicable

100 Summit Lake Drive, Suite 100

Address of Principal Executive Office (Street and Number)

Valhalla, New York 10595

City, State and Zip Code

PART II RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Turtle Beach Corporation (the “Registrant”) is unable to file its annual report on Form 10-K for the year ended December 31, 2014 (the “Annual Report”) by the prescribed due date without unreasonable effort or expense because the Company experienced unanticipated delays in compiling certain necessary information for its annual financial statements and, consequently, for its auditors to complete the audit of the Registrant’s financial statements and for the Registrant to prepare a complete filing of the Annual Report in a timely matter. The Registrant has issued a press release regarding its financial results for the year ended December 31, 2014, and does not expect any material changes to the financial results from the press release to be reflected in the Annual Report when filed. The Registrant anticipates filing the Annual Report, along with the financial statements, on or before the 15th calendar day following the prescribed due date for the Annual Report.

PART IV OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

John Hanson	(914)	345-2255
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

In the Registrant’s earnings release issued on March 16, 2015 and furnished as an exhibit to its Current Report on Form 8-K filed with the Securities and Exchange Commission on March 16, 2015, (i) for 2014, the Registrant reported a net loss of $15.5 million ($0.39 per fully diluted common share) on revenue of $186.2 million and (ii) for 2013, the Registrant reported a net loss of $6.2 million ($0.49 per fully diluted common share) on revenue of $178.5 million.

The foregoing statements about the anticipated timing of the filing of the Annual Report are forward-looking statements within the meaning of the federal securities laws. These forward-looking statements are based upon information presently available to the Registrant and assumptions that it believes to be reasonable. Investors are cautioned that such statements involve risks and uncertainties, including the risks that additional resources and time may be needed to complete the Annual Report.

Turtle Beach Corporation

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:	March 16, 2015	By:	/s/ John T. Hanson
		Name:	John T. Hanson
		Title:	Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).